UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MRV Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0017

(Title of Class of Securities)

553477407

(CUSIP Number)

Copies to:

Ulrich Dopfer

President

Golden Acquisition Corporation

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

- and -

Ulrich Dopfer

Chief Financial Officer

ADVA NA Holdings, Inc.

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

- and -

Ulrich Dopfer

Chief Financial Officer

ADVA Optical Networking SE

Fraunhoferstrasse 9a

82152 Martinsried, Germany

Telephone: +49 (0) 89 890 665 901

with a copy to:

Alexander B. Johnson, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Telephone: (212) 918-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 553477407	Page 2

1	NAMES OF REPORTING PERSONS Golden Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,000 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 553477407	Page 3

1	NAMES OF REPORTING PERSONS ADVA NA Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,000 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 553477407	Page 4

1	NAMES OF REPORTING PERSONS ADVA Optical Networking SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,000 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO, HC

This Amendment No. 1 to the Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.0017, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, (the “Shares”) issued by MRV Communications, Inc. (the “Issuer”) and amends the initial statement on Schedule 13D filed on July 2, 2017 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On August 14, 2017, Issuer, Purchaser and Parent completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 2, 2017, by and among Issuer, Purchaser and Parent (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) the Merger as a wholly-owned subsidiary of Parent and Purchaser ceasing to exist following the Merger.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 14, 2017, pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent and Purchaser ceasing to exist following the Merger.

At effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive the Offer Price, without interest and subject to any required tax withholding, other than Shares held by stockholders who properly exercised appraisal rights under the General Corporation Law of the State of Delaware.

At the Effective Time, the one thousand (1,000) shares of common stock of Purchaser that were outstanding immediately prior to the Effective Time were converted into and became one thousand (1,000) shares of common stock of the Surviving Corporation.

Upon the closing of the Merger, the Shares that previously traded under the ticker symbol “MRVC”, ceased trading on, and are being delisted from, the NASDAQ Stock Market.

At the Effective Time and in connection with the Merger, each member of the Board of Directors of the Issuer (the “Issuer Board”) and certain officers of the Issuer resigned from the Issuer Board and the Issuer, respectively. At the Effective Time, the directors and officers of Purchaser immediately prior to the Effective Time became the directors and officers, respectively, of the Surviving Corporation following the Effective Time. In addition, Mathias Petzold was made a director of the Surviving Corporation.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares and (ii) the Reporting Persons had sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Tender and Support Agreements and the transactions described in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Tender and Support Agreements and the Guaranty each terminated in accordance with their respective terms on August 14, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2017	GOLDEN ACQUISITION CORPORATION

/s/ Clark Avery
	Name:	Clark Avery
	Title:	Vice President and Secretary

Date: August 15, 2017	ADVA NA HOLDINGS, INC.

/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

Date: August 15, 2017	ADVA OPTICAL NETWORKING SE

/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer